UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)

October 24, 2005

ACXIOM CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-13163	71-0581897
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**1 Information Way, P.O. Box 8180
Little Rock, Arkansas 72203-8180**
(Address of principal executive offices, including zip code)

(501)-342-1000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

The Registrant issued a press release, dated October 24, 2005 (the "Press Release"), which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ACXIOM CORPORATION

By: /s/ Jerry C. Jones
      Jerry C. Jones
      Business Development/Legal Leader

Date: October 25, 2005



#1 Information Way
P.O. Box 8180
Little Rock, AR 72203-8180
www.acxiom.com

EXHIBIT 99.1

For more information, contact:

Katharine Raymond
Investor Relations Coordinator
Acxiom Corporation
(501) 342-1321
EACXM

Acxiom Acknowledges Receipt
Of Letter from ValueAct Capital

Little Rock, Ark. – October 24, 2005 – Acxiom® Corporation (Nasdaq: ACXM) today confirmed that it has received a letter from ValueAct Capital, dated October 21, 2005 proposing to acquire all outstanding shares of Acxiom common stock it does not already own at a cash purchase price of $25.00 per share.

The Acxiom Board of Directors, in accordance with its fiduciary obligations, and in consultation with its independent financial and legal advisors, will review the letter in order to determine the appropriate course of action to serve the best interest of the Company and its stockholders.

Acxiom Company Leader Charles D. Morgan said, "As Acxiom said on Oct. 19 upon announcing our second-quarter earnings results, Acxiom is encouraged by what we have achieved, we are making demonstrable progress, and we are convinced we are making the right long-term decisions for our business. Acxiom senior management strongly disagrees with ValueAct's analysis of our business, and we believe the results of this last quarter and the continuing progress we are making are evidence that we are moving in the right long-term direction."

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom's innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China.

For more information, visit www.acxiom.com.

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